UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41407

TOP FINANCIAL GROUP LIMITED
(Translation of registrant’s name into English)

101 Cecil Street, #13-05

Tong Eng Building

Singapore 069533

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F ☐

EXPLANATORY NOTE

On April 28, 2026, TOP Financial Group Limited (the “Company”) received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company is not in compliance with Nasdaq’s minimum bid price requirement.

Nasdaq Listing Rule 5550(a)(2) requires that listed securities maintain a minimum bid price of $1.00 per share. The notification letter stated that the Company’s Class A ordinary shares, par value US$0.001 per share (the “Class A Ordinary Shares”) have failed to maintain this minimum bid price for the last 30 consecutive business days, from March 16, 2026, to April 27, 2026.

The notification does not immediately impact the listing or trading of the Class A Ordinary Shares on Nasdaq. Under Nasdaq rules, the Company has been granted a compliance period of 180 calendar days, until October 26, 2026, to regain compliance. If, at any time during this period, the closing bid price of the Class A Ordinary Shares is at least $1.00 per share for a minimum of ten consecutive business days, Nasdaq will confirm compliance, and the matter will be resolved.

If the Company is unable to regain compliance by October 26, 2026, it may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, which may include implementing a reverse stock split if necessary.

The Company is actively monitoring the bid price of the Class A Ordinary Shares and is considering all available options to regain compliance with Nasdaq’s requirements. The Company remains committed to delivering value to its shareholders and maintaining its listing on Nasdaq.

On May 4, 2026, the Company issued a press release entitled “TOP Financial Group Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency”. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated May 4, 2026 - TOP Financial Group Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2026	TOP Financial Group Limited

	By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer

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